Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

To: Securities and Exchange Commission
VIA EDGAR

November 25, 2008

Re:      Worlds.Com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed on April 3, 2008
File No. 000-24115

Dear Ms. Collins:

We have filed on EDGAR Amendment No. 1 to our Form 10-KSB for the year ended December 31, 2007. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

1.
Disclose the conclusions on the Company’s certifying officers regarding the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Please note that the disclosures included in the second paragraph under Item 8A(T) in the Company’s Form 10-KSB correctly addressed this issuer. Therefore, please revise to include the disclosures as originally filed.

Revise to include the disclosure requirements of item 308(T) of Regulation S-B with regards to the Company’s internal controls over financial reporting. In this regard, the Company’s original disclosures in the third paragraph of Item 8A(T) was partially correct in that you disclosed management’s conclusions regarding the effectiveness of your internal controls over financial reporting. These disclosures, however, should be revised to also (a) clarify your evaluation was concluded based on the Certifying Officer’s evaluation of your internal controls over financial reporting (versus and evaluation of your controls and procedures); (b) include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; and (c) a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Response: We have revised our filing to meet the requirements of reporting on management’s assessment of internal control over financial reporting as of December 31, 2007.

ITEM 8A(T). CONTROLS AND PROCEDURES.

We maintain a set of disclosure controls and procedures and internal controls designed to provide reasonable assurance that information required to be disclosed in our filings pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms in a manner that allows timely decisions regarding required disclosures. Our Chief Executive Officer and our Chief Financial Officer (collectively, the “Certifying Officers”) are responsible for establishing and maintaining adequate internal control over financial reporting for us. Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Certifying Officers concluded that the current disclosure controls and procedures are effective.

To evaluate the effectiveness of our internal controls over financial reporting, we have adopted the framework prescribed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We believe that this framework will assist in the provision of reasonable assurance of the effectiveness and efficiency of operations, the reliability of financial reporting, and compliance with applicable laws and regulations.  In adopting the COSO framework, we maintain a control environment, perform risk assessments, carry out control activities, emphasize quality information and effective communication, and perform monitoring.  In the maintenance of a control environment, we are committed to integrity and ethical values as well as to competence. We strive to assign authority and responsibility in a manner that supports our internal controls, and we also maintain human resources policies and procedures designed to support our internal controls. Our risk assessments are designed to ensure the achievement of company-wide and process-level objectives as well as to identify and analyze risks while managing change. We believe that all of these components together form a foundation for sound internal control through directed leadership, shared values and a culture that emphasizes accountability for control.

As of the end of the period covered by this report, the Certifying Officers evaluated the effectiveness of our disclosure controls and procedures. Based on the evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.

The Certifying Officers have also concluded, based on our evaluation of our controls and procedures that as December 31, 2007 our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a restatement of our financial statements would be prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in the our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2.
We note that during the fiscal 2007, the Company recognized $2.7 million in other income related to forgiven debt, which according to your disclosures on page 20 included accounts payables of $1,108,106 and accrued expenses of $810,695. Please provide a breakdown of all items included in the $2.7 million that were “legally extinguished pursuant to applicable statute of limitations” and tell us when you originally incurred these liabilities and to what they are related. Also, please explain the statute of limitations that applies to each item and tell us how you determined that such liabilities met the requirements for de-recognition pursuant to paragraph 10 of SFAS 140.

Response: The items included in the $2.7 million other income for 2007 were $1,018,106 in various vendor related trade payables, $121,270 in accrued expenses, accrued interest of $689,425 and notes payable amounts of $280,000 and $631,950 to two separate creditors, respectively. All of these items were originally incurred prior to June of 2001. The relevant statute of limitations opined on by our outside law firm on three theories of liabilities in the relevant jurisdictions in the states the company operated in and incurred debts and payables in is six years. We determined that such liabilities met the requirements of paragraph 16 of SFAS No. 140 by applying tests to each individual item included in the above amounts. Specifically, we determined when each liability was incurred, what type of debt it is (i.e. wages, vendor, taxes, creditor note, etc.), is the debt documented (i.e. promissory note, contract, bill of sale, invoice, etc.), obtaining such documentation for all items, when was the last communication received from the creditor, vendor, etc. with respect to their collection efforts, and in which jurisdiction was the creditor located at the time of debt incurrence. We researched the definition of “judicially” by reference to WordReference.com which means “as ordered by a court” and our law firm was of the opinion that the common law and legislative powers of the various states abrogate the statute of limitations for accounting purposes. We discussed this with the technical assistance hotline who concurred with this position and that under SFAS No. 5 disclosure is also in question as outcome of payment is remote. We also obtained three Form 10-K’s of other unrelated registrants who took similar positions and whose auditors were of a Big Four opined on the treatment. We obtained a six page memo from our outside legal counsel with extensive research and opinion. We also relied upon PCAOB Audit Practice Alert No. 2 and documentation for reliance upon the law firm as an expert.

3.
We note from your response to prior comment 3 where you indicate that the Company issued $70,000 shares of restricted common stock to the “Second Note” note holder in settlement of his claim on the $280,000 note payable. Please clarify whether the remaining $210,000 balance of the Second Note was recorded as “debt forgiven” in other income. If true, considering the note holder many have been a 10% shareholder in the Company, tell us how you determined that this transaction was not a capital contribution by your related party interest.

Response: The $280,000 of debt was included as other income for the forgiven debt. The transaction was not a capital transaction because the person is not an affiliate of ours and has not been an affiliate of ours for at least the last five years.

4.
We note your response to our prior comment 1 regarding the proposed changes to the Company’s Exhibit 3.1 certifications. Please note that similar revisions should be made to the Company’s March 31, 2008 and June 30, 2008 Forms 10-Q. Please amend these filings as well as your Form 10-KSB to correct these disclosures as previously requested.

Response: We have amended our March 31, 2008 10-Q, our June 30, 2008 10-Q, and our December 31, 2007 10-KSB to reflect the changes in the Exhibit 3.1 certifications.

5.
We note in your response that the Company has authorized its legal counsel to state on its behalf that it is aware and acknowledges that “the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.” Please be advised that a letter signed by counsel would not satisfy the requirement for this comment. As a result, please provide these acknowledgements, in writing, that includes a signature of a representative of the Company.

Response: We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Kidrin
Thomas Kidrin
Chief Executive Officer